Vizsla CEO Provides Letter to Stakeholders

(VZLA-TSX-V)

VANCOUVER, BC, Jan. 6, 2021 /CNW/ - Vizsla Resources Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company")

Dear Vizsla Stakeholder,

With your support, Vizsla performed incredibly well through 2020, which was a difficult year in many ways. Despite the issues brought on by COVID-19, we were able to execute our plan and successfully deliver against our key performance indicators, including share price performance (lo: $0.23 hi: $2.93), fund raising ($34.6M raised) and discovery, making one of Mexico's most significant precious metals discovery (6 metres of 8,066 g/t AgEq) at the Napoleon vein at the Panuco project.

Vizsla started as a small company with an $800,000 IPO in 2018. In late 2019 we announced the acquisition of the option to acquire the entire Panuco silver district, and in 2020 that we were able to transform the Company with exploration success on the back of more than 28,000 metres drilled.

In 2020, we accomplished many things, but my top three are:

      Making multiple discoveries including Napoleon, Cordon del Oro, Tajitos, Papayo and San Carlos with each of these discovery holes returning >1kg AgEq grades.
  Raising over $34,000,000 which places us in a strong position for the next 12 months.
  Renegotiating the underlying options, giving us until 2022 before major option payments

The exploration success that we have had at Vizsla is amplified further by the shortcut to production that we have at Panuco. With the El Coco mill under option to us, we can move rapidly into production. This sets us as apart from the rest of our cohort. I believe that Vizsla is on track to become Mexico's next major producer of silver and gold.

I am incredibly proud that in 2020, Vizsla, and our drilling contractors, have directly employed more than 150 people, most from the Concordia municipality of Sinaloa and have helped create additional jobs indirectly through other contractors and suppliers. In addition, our team continues to work hard to limit the exposure of our staff, contractors, and suppliers to COVID-19 across our work site.

This is just a start and I believe the future is even brighter for Vizsla in 2021. Vizsla stakeholders can expect another transformative year. We are well funded with over $25,000,000 in cash and no debt. Our opportunity at the Panuco district is unparalleled given the size of the district, the numerous discoveries made in 2020 and the high grades that we continue to drill. On top of all this, we have a well-mapped-out pathway to production that differentiates Panuco from other properties in Mexico.

Our team's goal is for Panuco to become a producing asset with 12 million ounces of silver equivalent production per annum.

We will continue to be Mexico's most aggressive explorer in the silver sector. This is important as we are exploring and drilling a historic district which has been in production since the 1600's but has never been systematically explored. With more holes across the many targets that we have so far identified, the potential for more exciting discoveries await across the district.

To date we have identified 122 targets over a 14km breadth and as we continue to map the district we expect to continue to find more.

Table 1: Table of 122 known prospects at Panuco listed by exploration stage. (CNW Group/Vizsla Resources Corp.)

As Table 1 shows, we are currently resource drilling at Napoleon and advance drilling at Tajitos, Papayo and Aguita Zarca.

For the first six months of 2021, we expect to drill more than 40,000 metres of diamond drill holes. This year will see an increase in the drill rigs working on the project to allow us to conduct advanced resource drilling while not slowing any of the exploration drilling across the targets that we have identified particularly the Cordon del Oro vein corridor which hosts Aguita Zarca as well as several new targets.

In addition to traditional ways of prospecting and drilling, we are also reviewing other ways of understanding what lies beneath at Panuco. In 2021, we will likely take further steps to crystalize the upside here.

We will also start to better define the production opportunity at Panuco. In this regard, Vizsla has hired Professional Engineer, Peter Longo, to commence planning and study work required to advance towards production. This will allow us to understand the best mining scenarios to move rapidly towards becoming a silver producer.

With each new discovery and published study, we are confident that the market will be able to truly understand the value of Vizsla's position in the Panuco district.

As always, we are committed to continue to operate through 2021 in a sustainable and safe manner that positively impacts the communities that we work in.

Finally, because Vizsla's board and management are shareholders (holding more than 20% of the Company), we take shareholder value creation personally. With that in mind, I believe it is important for us to monetize the secondary assets in our portfolio. As such, Vizsla is preparing to spin out its copper asset, the Blueberry copper district in the Babine porphyry belt of British Columbia into a new company whose shares will be spun out to Vizsla shareholders. More information on this to come.

In closing, I believe that 2021 is the best time yet to be a Vizsla shareholder. Vizsla is intensely focused on creating value for its shareholders and stakeholders. I hope you share my excitement for 2021.

Warm regards,

Michael Konnert

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Stewart Harris, P.Geo., an independent consultant for the Company. Mr. Harris is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of potential spinout of the Blueberry copper district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

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For further information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 07:00e 06-JAN-21